Exhibit 99.1

Jianpu Technology Inc. Reports Second Quarter 2022 Unaudited Financial Results

Beijing, August 23, 2022 /PRNewswire/ -- Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for the discovery and recommendation of financial products in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Operational and Financial Highlights:

•	The credit card volume and number of domestic loan applications for recommendation services respectively increased by 33.3% to approximately 1.2 million and 43.3% to approximately 4.3 million in the second quarter of 2022 compared with the same period of 2021. As a result, total revenues from recommendation services for the second quarter of 2022 increased by 37.8% to RMB204.7 million (US$30.6 million) from RMB148.6 million in the same period of 2021.
•	Revenues from big data and system-based risk management services decreased by 37.0% to RMB22.8 million (US$3.4 million) in the second quarter of 2022 from RMB36.2 million in the same period of 2021. The decrease was mainly attributable to the impact of COVID-19 on our cooperation with customers, as well as our product adjustments.
•	Revenues from advertising and marketing services and other services increased by 187.0% to RMB37.6 million (US$5.6 million) in the second quarter of 2022 from RMB13.1 million in the same period of 2021. The increase was mainly attributable to the growth of insurance brokerage services and initiatives of other new businesses.
•	Loss from operations was RMB35.9 million (US$5.4 million) in the second quarter of 2022, compared with RMB69.5 million in the same period of 2021. Operating loss margin was 13.5% in the second quarter of 2022, compared with 35.1% in the same period of 2021. The improvement of loss from operations was mainly attributable to an increase in revenues and a decrease in operating expenses resulting from efficiency improvement and cost optimization.
•	Net loss was RMB35.9 million (US$5.4 million) in the second quarter of 2022, compared with RMB44.5 million in the same period of 2021. Net loss margin was 13.5% in the second quarter of 2022, compared with 22.5% in the same period of 2021.
•	Non-GAAP adjusted net loss[1] was RMB32.2 million (US$4.8 million) in the second quarter of 2022, compared with Non-GAAP adjusted net loss[1] of RMB40.6 million in the same period of 2021. Non-GAAP adjusted net loss margin[1] was 12.1% in the second quarter of 2022, compared with 20.5% in the same period of 2021.

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

First Half Year 2022 Operational and Financial Highlights:

•	The credit card volume and number of domestic loan applications for recommendation services respectively increased by 31.3% to approximately 2.1 million and 57.7% to approximately 8.2 million in the first half year of 2022 compared with the same period of 2021. As a result, total revenues from recommendation services for the first half year of 2022 increased by 36.8% to RMB348.8 million (US$52.1 million) from RMB254.9 million in the same period of 2021.
•	Revenues from big data and system-based risk management services decreased by 31.9% to RMB43.0 million (US$6.4 million) in the first half year of 2022 from RMB63.1 million in the same period of 2021. The decrease was mainly attributable to the impact of COVID-19 on our cooperation with customers, as well as our product adjustments.
•	Revenues from advertising and marketing services and other services increased by 216.9% to RMB80.8 million (US$12.1 million) in the first half year of 2022 from RMB25.5 million in the same period of 2021. The increase was mainly attributable to the growth of insurance brokerage services and initiatives of other new businesses.
•	Loss from operations was RMB90.5 million (US$13.5 million) in the first half year of 2022, compared with RMB136.7 million in the same period of 2021. Operating loss margin was 19.1% in the first half year of 2022, compared with 39.8% in the same period of 2021. The improvement of loss from operations was mainly attributable to an increase in revenues and a decrease in operating expenses resulting from efficiency improvement and cost optimization.
•	Net loss was RMB89.0 million (US$13.3 million) in the first half year of 2022, compared with RMB95.8 million in the same period of 2021. Net loss margin was 18.8% in the first half year of 2022, compared with 27.9% in the same period of 2021.
•	Non-GAAP adjusted net loss[1] was RMB82.9 million (US$12.4 million) in the first half year of 2022, compared with Non-GAAP adjusted net loss[1] of RMB90.0 million in the same period of 2021. Non-GAAP adjusted net loss margin[1] was 17.5% in the first half year of 2022, compared with 26.2% in the same period of 2021.

Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu, commented, “In the second quarter, we saw a further recovery in total revenues at a healthy growth rate of 33.9% year-over-year despite a more challenging macro environment triggered by the rolling COVID-19 lockdowns across the country. The solid results were primarily driven by our diversification strategy, strong omnichannel marketing capabilities, continued operating efficiency improvements, and disciplined cost optimization. Our diversification strategy enhanced our business resilience and our omnichannel marketing capabilities continued to lead the market, enabling the digital transformation of the financial industry and other industries. With our solid business expansion and operational efficiency improvement, our overall ROI2 continued to improve by 8 percentage points in the first half of 2022, compared with the second half of 2021. Also, as we continued to fine-tune our cost structure and better utilize the company’s resources to enhance overall productivity, our operating loss for the second quarter of 2022 further reduced significantly by 48.4% year-over-year.”

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

2 ROI is calculated as revenues from recommendation services, advertising and marketing services and other services divided by cost of promotion and acquisition.

“Although the COVID-19 control measures still leave some uncertainties that may continue to have impacts on certain segments of our operations for the next few quarters, we believe there will be broader policy support from the government and regulators to revive the economy. Coupled with the proven success of our diversification strategy, we are cautiously optimistic about our business performance for the second half of 2022. We will continue to push forth on our vision of ‘Becoming everyone’s financial partner’ and will ultimately deliver better business results for next quarter,” concluded Mr. Ye.

“Our second-quarter results highlight our relentless efforts in growing our scale and improving efficiency. Our revenues from recommendation services increased by 37.8% year-over-year, and revenues from advertising, marketing services and other services were up 187.0% year-over-year. With the continued optimization of our cost structure and improvement in productivity, our net loss reduced by 19.3% year-over-year to RMB35.9 million in the second quarter. Our net loss margin improved by 9 percentage points compared with the same period in 2021. We will continue to implement our cost optimization measures and strive for a balance between growth and efficiency,” said Oscar Chen, Chief Financial Officer of Jianpu.

Second Quarter 2022 Financial Results

Total revenues for the second quarter of 2022 increased by 33.9% to RMB265.1 million (US$39.6 million) from RMB198.0 million in the same period of 2021.

Total revenues from recommendation services increased by 37.8% to RMB204.7 million (US$30.6 million) in the second quarter of 2022 from RMB148.6 million in the same period of 2021.

Revenues from recommendation services for credit cards increased by 36.0% to RMB138.2 million (US$20.6 million) in the second quarter of 2022 from RMB101.6 million in the same period of 2021. Credit card volume in the second quarter of 2022 increased by 33.3% to approximately 1.2 million from 0.9 million in the same period of 2021. The average fee per credit card were RMB113.4 (US$16.9) and RMB112.9 in the second quarter of 2022 and 2021, respectively.

Revenues from recommendation services for loans increased by 41.5% to RMB66.5 million (US$9.9 million) in the second quarter of 2022 from RMB47.0 million in the same period of 2021, primarily due to an increase in the number of loan applications on the Company’s platform. The number of domestic loan applications on the Company’s platform was approximately 4.3 million in the second quarter of 2022, representing a 43.3% increase from that in the same period of 2021. The average fee per domestic loan application increased to RMB15.4 (US$2.3) in the second quarter of 2022 from RMB14.1 in the same period of 2021, which stemmed from a more optimized product revenue mixture.

Revenues from big data and system-based risk management services decreased by 37.0% to RMB22.8 million (US$3.4 million) in the second quarter of 2022 from RMB36.2 million in the same period of 2021, primarily due to the impact of COVID-19 on our cooperation with customers, as well as our product adjustments.

Revenues from advertising and marketing services and other services increased by 187.0% to RMB37.6 million (US$5.6 million) in the second quarter of 2022 from RMB13.1 million in the same period of 2021, primarily due to the growth of the Company’s insurance brokerage services and initiatives of other new businesses.

Cost of promotion and acquisition3 increased by 41.4% to RMB191.8 million (US$28.6 million) in the second quarter of 2022 from RMB135.6 million in the same period of 2021. The increase was primarily due to the growth of the Company’s revenues from recommendation services and insurance brokerage services and initiatives of other new businesses.

Cost of operation decreased by 21.5% to RMB20.4 million (US$3.1 million) in the second quarter of 2022 from RMB26.0 million in the same period of 2021. The decrease was primarily attributable to decreases in software development and maintenance costs, data acquisition costs related to the big data and system-based risk management services and depreciation expenses.

Sales and marketing expenses decreased by 11.7% to RMB33.2 million (US$5.0 million) in the second quarter of 2022 from RMB37.6 million in the same period of 2021. The decrease was primarily due to a decrease in payroll expenses, partially offset by an increase in call center outsourcing expenses.

Research and development expenses decreased by 11.5% to RMB29.3 million (US$4.4 million) in the second quarter of 2022 from RMB33.1 million in the same period of 2021, primarily due to a decrease in payroll expenses resulting from the Company’s continued efforts in cost optimization.

General and administrative expenses decreased by 25.3% to RMB26.3 million (US$3.9 million) in the second quarter of 2022 from RMB35.2 million in the same period of 2021, primarily due to decreases in professional fees and share-based compensation expenses.

3 In the second half year of 2021, in light of business development, the Company added a financial statement line item named cost of promotion and acquisition and reclassified the previous line items of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Company outsources. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior periods of 2021 presented in this press release have also been retrospectively reclassified. The amount reclassified from sales and marketing expenses and cost of revenue to cost of promotion and acquisition were RMB100.0 million and RMB35.6 million for the second quarter of 2021, respectively, and RMB177.4 million and RMB49.8 million for the first half year of 2021, respectively.

Loss from operations was RMB35.9 million (US$5.4 million) in the second quarter of 2022, compared with RMB69.5 million in the same period of 2021. Operating loss margin was 13.5% in the second quarter of 2022, compared with 35.1% in the same period of 2021. The decrease in operating loss was mainly attributable to an increase in revenues and a decrease in operating expenses resulting from efficiency improvement and cost optimization.

Others, net decreased by 94.5% to RMB1.4 million (US$0.2 million) in the second quarter of 2022 from RMB25.6 million in the same period of 2021. The Company recognized an impairment loss of RMB7.8 million on equity investments and an investment gain of RMB6.1 million resulting from the deconsolidation of one of its subsidiaries4 in the second quarter of 2022; while the Company recognized a realized investment gain of RMB25.4 million from the investment in Conflux Global, a decentralized applications block-chain solution provider, in the second quarter of 2021.

Net loss was RMB35.9 million (US$5.4 million) in the second quarter of 2022 compared with RMB44.5 million in the same period of 2021. Net loss margin was 13.5% in the second quarter of 2022, compared with 22.5% in the same period of 2021.

Non-GAAP adjusted net loss1, which excluded share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries, was RMB32.2 million (US$4.8 million) in the second quarter of 2022, compared with RMB40.6 million in the same period of 2021. Non-GAAP adjusted net loss margin1 was 12.1% in the second quarter of 2022 compared with 20.5% in the same period of 2021.

Non-GAAP adjusted EBITDA5, which excluded share-based compensation expenses, investment impairment loss, investment gain of deconsolidation of subsidiaries, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the second quarter of 2022 was a loss of RMB29.4 million (US$4.4 million), compared with a loss of RMB36.6 million in the same period of 2021.

4 In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and additional gains, if any, will be recognized in earnings when such gains are realized.

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

5 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss, and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash and time deposits of RMB673.2 million (US$100.5 million), and working capital of approximately RMB377.4 million (US$56.3 million). Compared to those as of December 31, 2021, cash and cash equivalents, time deposits, restricted cash and time deposits and short-term investment decreased by RMB89.6 million, which was primarily attributable to net cash outflow due to the deconsolidation of one of the Company’s subsidiaries4 and net cash used in operating activities, partially offset by net cash inflow from financing activities.

First Half Year 2022 Financial Results

Total revenues for the first half year of 2022 increased by 37.6% to RMB472.6 million (US$70.6 million) from RMB343.5 million in the same period of 2021.

Total revenues from recommendation services increased by 36.8% to RMB348.8 million (US$52.1 million) in the first half year of 2022 from RMB254.9 million in the same period of 2021.

Revenues from recommendation services for credit cards increased by 31.1% to RMB235.8 million (US$35.2 million) in the first half year of 2022 from RMB179.8 million in the same period of 2021. Credit card volume in the first half year of 2022 increased by 31.3% to approximately 2.1 million from 1.6 million in the same period of 2021. The average fee per credit card were RMB111.3 (US$16.6) and RMB109.6 in the first half year of 2022 and 2021, respectively.

Revenues from recommendation services for loans increased by 50.6% to RMB113.1 million (US$16.9 million) in the first half year of 2022 from RMB75.1 million in the same period of 2021, primarily due to an increase in the number of loan applications on our platform. The number of domestic loan applications on the Company’s platform was approximately 8.2 million in the first half year of 2022, representing a 57.7% increase from that in the same period of 2021. The average fee per domestic loan application increased to RMB13.6 (US$2.0) in the first half year of 2022 from RMB13.0 in the same period of 2021.

Revenues from big data and system-based risk management services decreased by 31.9% to RMB43.0 million (US$6.4 million) in the first half year of 2022 from RMB63.1 million in the same period of 2021, primarily due to the impact of COVID-19 on our cooperation with customers, as well as our product adjustments.

Revenues from advertising and marketing services and other services increased by 216.9% to RMB80.8 million (US$12.1 million) in the first half year of 2022 from RMB25.5 million in the same period of 2021, primarily due to the growth of the Company’s insurance brokerage services and initiatives of other new businesses.

Cost of promotion and acquisition3 increased by 50.2% to RMB341.3 million (US$51.0 million) in the first half year of 2022 from RMB227.2 million in the same period of 2021. The increase was in line with the growth of the Company’s revenues from recommendation services and insurance brokerage services and initiatives of other new businesses.

Cost of operation decreased by 9.5 % to RMB38.9 million (US$5.8 million) in the first half year of 2022 from RMB43.0 million in the same period of 2021. The decrease was primarily attributable to decreases in software development and maintenance costs, data acquisition costs related to the big data and system-based risk management services and depreciation expenses.

Sales and marketing expenses decreased by 10.2% to RMB67.0 million (US$10.0 million) in the first half year of 2022 from RMB74.6 million in the same period of 2021. The decrease was primarily due to a decrease in payroll expenses, partially offset by an increase in call center outsourcing expenses.

Research and development expenses decreased by 15.7% to RMB59.1 million (US$8.8 million) in the first half year of 2022 from RMB70.1 million in the same period of 2021, primarily due to a decrease in payroll expenses resulting from our continued efforts in cost optimization.

General and administrative expenses decreased by 13.0% to RMB56.8 million (US$8.5 million) in the first half year of 2022 from RMB65.3 million in the same period of 2021, primarily due to decreases in professional fees and share-based compensation expenses, partially offset by an increase in credit loss.

Loss from operations was RMB90.5 million (US$13.5 million) in the first half year of 2022, compared with RMB136.7 million in the same period of 2021. Operating loss margin was 19.1% in the first half year of 2022, compared with 39.8% in the same period of 2021. The decrease in operating loss was mainly attributable to an increase in revenues and a decrease in operating expenses resulting from efficiency improvement and cost optimization.

Others, net decreased by 90.1% to RMB4.2 million (US$0.6 million) in the first half year of 2022 from RMB42.3 million in the same period of 2021. The Company recognized an impairment loss of RMB7.8 million on equity investments and an investment gain of RMB6.1 million resulting from the deconsolidation of one of its subsidiaries4 in the first half year of 2022; while the Company recognized a realized investment gain of RMB40.1 million from the investment in Conflux Global, a decentralized applications block-chain solution provider, in the first half year of 2021.

3 In the second half year of 2021, in light of business development, the Company added a financial statement line item named cost of promotion and acquisition and reclassified the previous line items of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Company outsources. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior periods of 2021 presented in this press release have also been retrospectively reclassified. The amount reclassified from sales and marketing expenses and cost of revenue to cost of promotion and acquisition were RMB100.0 million and RMB35.6 million for the second quarter of 2021, respectively, and RMB177.4 million and RMB49.8 million for the first half year of 2021, respectively.

4 In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and additional gains, if any, will be recognized in earnings when such gains are realized.

Net loss was RMB89.0 million (US$13.3 million) in the first half year of 2022 compared with RMB95.8 million in the same period of 2021. Net loss margin was 18.8% in the first half year of 2022 compared with 27.9% in the same period of 2021.

Non-GAAP adjusted net loss1, which excluded share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries, was RMB82.9 million (US$12.4 million) in the first half year of 2022, compared with RMB90.0 million in the same period of 2021. Non-GAAP adjusted net loss margin1 was 17.5% in the first half year of 2022 compared with 26.2% in the same period of 2021.

Non-GAAP adjusted EBITDA5, which excluded share-based compensation expenses, investment impairment loss, investment gain of deconsolidation of subsidiaries, depreciation and amortization, interest income and expenses, and income tax benefits from net loss, for the first half year of 2022 was a loss of RMB77.5 million (US$11.6 million), compared with a loss of RMB81.7 million in the same period of 2021.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 23, 2022 (8:00 PM Beijing/Hong Kong Time on August 23, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

5 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until August 30, 2022, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	4921177

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for the discovery and recommendation of financial products in China. The Company connects users with financial service providers in a convenient, efficient, and secure way. By leveraging its proprietary technology, Jianpu provides users with customized search results and recommendations tailored to each user’s particular financial needs and profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through integrated channels and enhance their competitiveness by providing them with tailored data, risk management services and solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net (loss)/income, each a Non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net (loss)/income help identify underlying trends in its business that could otherwise be distorted by the effect of the expenses and gains that the Company include in (loss)/income from operations and net (loss)/income. The Company believes that adjusted EBITDA and adjusted net (loss)/income provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net (loss)/income should not be considered in isolation or construed as alternatives to net (loss)/income or any other measure of performance or as indicators of the Company’s operating performance. Investors are encouraged to review the historical Non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net (loss)/income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. EBITDA represents net (loss)/income before interest, tax, depreciation and amortization.

Adjusted net (loss)/income represents net (loss)/income before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborates with; trends, competition and regulatory policies relating to the industries the Company operates in; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.

(IR) Oscar Chen, E-mail: IR@rong360.com

(PR) Amanda Hu, E-mail: Media@rong360.com

Tel: +86 (10) 6242 7068

Christensen Advisory

Suri Cheng, E-mail: suri.cheng@christensencomms.com

Tel: +86 185 0060 8364

Anthony Cheong, E-mail: crystal.lai@christensencomms.com

Tel: +852 2232 3907

In US:

Christensen Advisory

Linda Bergkamp, E-mail: linda.bergkamp@christensencomms.com

Tel: +1 480 353 6648

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of June 30,
(In thousands)	2021	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	444,933	377,325	56,333
Time deposits	10,000	-	-
Restricted time deposits	234,601	257,273	38,410
Short-term investment	35,950	-	-
Accounts receivable, net (including amounts billed through related party of RMB4,359 and RMB1,268 as of December 31, 2021 and June 30, 2022, respectively)	175,165	201,226	30,042
Amount due from related parties	140	19,151	2,859
Prepayments and other current assets	53,466	51,369	7,669
Total current assets	954,255	906,344	135,313
Non-current assets:
Property and equipment, net	12,617	12,155	1,815
Intangible assets, net	21,675	22,256	3,323
Goodwill	10,236	10,236	1,528
Restricted cash and time deposits	37,266	38,591	5,761
Other non-current assets	33,873	20,974	3,131
Total non-current assets	115,667	104,212	15,558
Total assets	1,069,922	1,010,556	150,871

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	181,853	239,700	35,786
Accounts payable (including amounts billed through related party of RMB2,384 and RMB10,324 as of December 31, 2021 and June 30, 2022, respectively)	103,782	126,699	18,916
Advances from customers	47,221	48,209	7,197
Tax payable	14,670	9,566	1,428
Amount due to related parties	29,270	26,478	3,953
Accrued expenses and other current liabilities	152,521	78,327	11,694
Total current liabilities	529,317	528,979	78,974
Non-current liabilities:
Deferred tax liabilities	4,549	4,307	643
Other non-current liabilities	13,604	13,147	1,961
Total non-current liabilities	18,153	17,454	2,604
Total liabilities	547,470	546,433	81,578
Mezzanine equity:
Redeemable noncontrolling interest	1,689	10,667	1,593
Shareholders’ equity:
Ordinary shares	286	286	43
Treasury stock, at cost	(88,130)	(79,931)	(11,933)
Additional paid-in capital	1,902,587	1,890,156	282,193
Accumulated losses	(1,299,846)	(1,386,419)	(206,987)
Statutory reserves	2,027	2,027	303
Accumulated other comprehensive (loss)/income	(15,419)	13,798	2,060
Total Jianpu’s shareholders’ equity	501,505	439,917	65,679
Noncontrolling interests	19,258	13,539	2,021
Total shareholders’ equity	520,763	453,456	67,700
Total liabilities, mezzanine equity and shareholders’ equity	1,069,922	1,010,556	150,871

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares and per	For the Three Months Ended June 30,			For the Six Months Ended June 30,
share data)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Recommendation services:
Loans [a]	46,979	66,520	9,931	75,094	113,072	16,881
Credit cards	101,648	138,188	20,631	179,804	235,775	35,200
Total recommendation services	148,627	204,708	30,562	254,898	348,847	52,081
Big data and system-based risk management services [b]	36,227	22,788	3,402	63,106	43,017	6,422
Advertising, marketing services and other services [b]	13,126	37,568	5,609	25,541	80,758	12,057
Total revenues	197,980	265,064	39,573	343,545	472,622	70,560
Costs and expenses:
Cost of promotion and acquisition [c] 3	(135,608)	(191,767)	(28,630)	(227,227)	(341,288)	(50,953)
Cost of operation [d] 3	(25,990)	(20,432)	(3,050)	(42,973)	(38,908)	(5,809)
Total cost of services	(161,598)	(212,199)	(31,680)	(270,200)	(380,196)	(56,762)
Sales and marketing expenses [3]	(37,579)	(33,160)	(4,951)	(74,639)	(67,022)	(10,006)
Research and development expenses [e]	(33,140)	(29,303)	(4,375)	(70,060)	(59,068)	(8,819)
General and administrative expenses	(35,208)	(26,283)	(3,924)	(65,333)	(56,831)	(8,485)
Loss from operations	(69,545)	(35,881)	(5,357)	(136,687)	(90,495)	(13,512)
Net interest expenses	(734)	(1,583)	(236)	(1,771)	(2,904)	(434)
Others, net	25,620	1,398	209	42,323	4,171	623
Loss before income tax	(44,659)	(36,066)	(5,384)	(96,135)	(89,228)	(13,323)
Income tax benefits	144	124	19	295	249	37
Net loss	(44,515)	(35,942)	(5,365)	(95,840)	(88,979)	(13,286)
Less: net loss attributable to noncontrolling interests	(454)	(1,087)	(162)	(1,834)	(2,406)	(359)
Net loss attributable to Jianpu Technology Inc.	(44,061)	(34,855)	(5,203)	(94,006)	(86,573)	(12,927)
Accretion of mezzanine equity	-	(8,740)	(1,305)	-	(8,740)	(1,305)
Net loss attributable to Jianpu’s shareholders	(44,061)	(43,595)	(6,508)	(94,006)	(95,313)	(14,232)

Other comprehensive (loss)/income, net
Foreign currency translation adjustments	(12,331)	32,181	4,804	(7,565)	29,386	4,387
Total other comprehensive (loss)/income	(12,331)	32,181	4,804	(7,565)	29,386	4,387
Total comprehensive loss	(56,846)	(3,761)	(561)	(103,405)	(59,593)	(8,899)
Less: total comprehensive loss attributable to noncontrolling interests	(546)	(982)	(147)	(1,753)	(2,237)	(334)
Total comprehensive loss attributable to Jianpu Technology Inc.	(56,300)	(2,779)	(414)	(101,652)	(57,356)	(8,565)
Accretion of mezzanine equity	-	(8,740)	(1,305)	-	(8,740)	(1,305)
Total comprehensive loss attributable to Jianpu’s shareholders	(56,300)	(11,519)	(1,719)	(101,652)	(66,096)	(9,870)

Net loss per share attributable to Jianpu’s shareholders
Basic	(0.10)	(0.10)	(0.02)	(0.22)	(0.22)	(0.03)
Diluted	(0.10)	(0.10)	(0.02)	(0.22)	(0.22)	(0.03)
Net loss per ADS attributable to Jianpu’s shareholders
Basic	(2.08)	(2.06)	(0.31)	(4.44)	(4.50)	(0.67)
Diluted	(2.08)	(2.06)	(0.31)	(4.44)	(4.50)	(0.67)
Weighted average number of shares
Basic	423,663,591	423,707,654	423,707,654	423,645,337	423,692,650	423,692,650
Diluted	423,663,591	423,707,654	423,707,654	423,645,337	423,692,650	423,692,650

[a] Including revenues from related party of RMB92 and RMB117 for the three months ended June 30, 2021 and 2022, respectively, and RMB270 and RMB134 for the six months ended June 30, 2021 and 2022, respectively.

[b] Including revenues from related party of RMB1,467 and RMB1,160 for the three months ended June 30, 2021 and 2022, respectively, and RMB2,443 and RMB2,332 for the six months ended June 30, 2021 and 2022, respectively.

[c] Including cost of promotion and acquisition from related party of nil and RMB140 for the three months ended June 30, 2021 and 2022, respectively, and nil and RMB140 for the six months ended June 30, 2021 and 2022, respectively.

[d] Including cost of operation from related party of RMB372 and RMB97 for the three months ended June 30, 2021 and 2022, respectively, and RMB372 and RMB208 for the six months ended June 30, 2021 and 2022, respectively.

[e] Including expenses from related party of RMB4 and RMB251 for the three months ended June 30, 2021 and 2022, respectively, and RMB13 and RMB367 for the six months ended June 30, 2021 and 2022, respectively.

3 In the second half year of 2021, in light of business development, the Company added a financial statement line item named cost of promotion and acquisition and reclassified the previous line items of cost of revenue and sales and marketing expenses. Cost of promotion and acquisition primarily consists of expenditures relating to user traffic acquisition and rewards to business partners for promotion on social network and social media platform, which are reclassified from sales and marketing expenses, and marketing costs related to advertising and marketing services including commissions paid to individual insurance brokers, which are reclassified from cost of revenue. Cost of operation, post the reclassification, consists primarily of costs associated with maintenance of the platform including data acquisition costs, bandwidth and server hosting costs, call center outsourcing costs, online payment processing fees, depreciation, payroll and other related costs of operations. Sales and marketing expenses, post the reclassification, consist primarily of marketing expenses relating to marketing activities, payroll costs and related expenses for employees involved in sales and marketing activities, and expenses for the portion of call center operations that the Company outsources. The cost of operation, cost of promotion and acquisition, and sales and marketing expenses for prior periods of 2021 presented in this press release have also been retrospectively reclassified. The amount reclassified from sales and marketing expenses and cost of revenue to cost of promotion and acquisition were RMB100.0 million and RMB35.6 million for the second quarter of 2021, respectively, and RMB177.4 million and RMB49.8 million for the first half year of 2021, respectively.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands)	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(44,515)	(35,942)	(5,365)	(95,840)	(88,979)	(13,286)
Add: Share-based compensation expenses	3,872	2,118	316	5,834	4,439	663
Investment impairment loss	-	7,823	1,168	-	7,823	1,168
Investment gain of deconsolidation of subsidiaries[4]	-	(6,149)	(918)	-	(6,149)	(918)
Non-GAAP adjusted net loss[1]	(40,643)	(32,150)	(4,799)	(90,006)	(82,866)	(12,373)
Add: Depreciation and amortization	3,427	1,289	193	6,841	2,724	407
Net interest expenses	734	1,583	236	1,771	2,904	434
Income tax benefits	(144)	(124)	(19)	(295)	(249)	(37)
Non-GAAP adjusted EBITDA[5]	(36,626)	(29,402)	(4,389)	(81,689)	(77,487)	(11,569)

4 In June 2022, Databook Tech Ltd (“Databook”), one of the Company’s subsidiaries, made a cash distribution to its shareholders, through which the Company received a portion of the cash distribution. Databook also issued additional shares to one minority shareholder and changed the Company’s board seat in Databook to one director. The Company consequently became a minority shareholder of Databook and no longer has control over Databook. The investment gain of RMB6.1 million was realized in the second quarter of 2022, and additional gains, if any, will be recognized in earnings when such gains are realized.

1 Non-GAAP adjusted net loss represents net loss before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. There is no income tax impact of the Non-GAAP adjustment of share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” at the end of this press release for more details about Non-GAAP adjusted net loss. Non-GAAP adjusted net loss margin equals Non-GAAP adjusted net loss divided by total revenues.

5 Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses, investment impairment loss and investment gain of deconsolidation of subsidiaries. EBITDA represents net (loss)/income before interest income and expenses, income tax benefits from net loss and depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.